December 18, 2006

By Facsimile and EDGAR

Ms. Sara Kalin
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Withdrawal Request of CA, Inc.’s Registration Statemenon
Form S-4 (File No. 333-126641)

Dear Ms. Kalin:

On behalf of CA, Inc. (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-126641), filed on July 15, 2005, as amended on December 15, 2005, March 1, 2006, August 9, 2006 and October 10, 2006, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The undersigned requests withdrawal of the Registration Statement because the Company no longer intends to make the exchange offer that was the subject of the Registration Statement and therefore, the need for registration of securities under the Registration Statement is no longer necessary. To this end, the undersigned represents that (i) this withdrawal request is consistent with the public interest and protection of investors as required by Rule 477(a) of the Act and (ii) in accordance with Rule 477(c) of the Act, there has been no issuance, distribution or sale of the securities registered under cover of the Registration Statement. The undersigned further represents that he has the power to request this withdrawal pursuant to Rule 478(c) of the Act.

Upon grant of the Commission’s request, please return a dated copy of the order granting withdrawal of the Registration Statement to the undersigned at One CA Plaza, Islandia, NY 11749, with a copy to Robert W. Downes of Sullivan & Cromwell

LLP, 125 Broad Street, New York, NY 10004, which order shall state: “Withdrawn upon the request of the registrant, the Commission consenting thereto,” and which is to be included in the file for such registration statement.

Respectfully Submitted,

CA, Inc.

By:	/s/ Kenneth V. Handal
	Name:	Kenneth V. Handal
	Title:	Executive Vice President,
Co-General Counsel and Corporate Secretary